Filed by Pulmatrix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Pulmatrix, Inc. and Eos SENOLYTIX, Inc.

Commission File No. 333-297342

Eos SENOLYTIX to Highlight Next-Generation Mitochondria-Targeted Therapeutics

at 17th World Congress on Targeting Mitochondria

●	Founder and CEO Kevin Slawin, M.D., to deliver industry keynote on advancing mitochondrial-targeted geropeptide medicine
●	Eos advancing lead candidate MitoXcel™ geropeptide PTC-2105 toward first-in-human studies for sarcopenia and sarcopenic obesity
●	Eos anticipates closing of Pulmatrix, Inc. merger in Q4 subject to customary closing conditions

HOUSTON, TX — September 22, 2026 — Eos SENOLYTIX, Inc. (“Eos” or the “Company”), a biotechnology company developing first-in-class mitochondrial-targeted gerotherapeutics designed to improve body composition, physical function, and metabolic health by targeting the underlying biological mechanisms of aging, today announced that it will present at the 17th World Congress on Targeting Mitochondria 2026, to be held in Berlin from October 21 to 23, 2026.

Kevin Slawin, M.D., Founder and Chief Executive Officer of the Company, will deliver the industry keynote address, “Building on the Foundation of Four: Advancing Mitochondrial-Targeted Geropeptide Medicine.” The address will directly follow the academic keynote scheduled to open the conference, “From Mitochondrial Discovery to Approved Therapy: Lessons for the Future of Medicine,” to be delivered by Dr. Hazel H. Szeto, discoverer of SS-31 (elamipretide), the first U.S. Food and Drug Administration (“FDA”) approved mitochondria-targeted therapeutic.

Following the two addresses, Drs. Slawin and Szeto will co-host a panel discussion exploring the evolution of mitochondrial science from discovery to therapeutic application.

Eos’s approach is based on the hypothesis that addressing fundamental drivers of cellular dysfunction associated with aging may improve physiological function and mitigate the progression of a broad range of age-related conditions.

PTC-2105, Eos’s lead product candidate, is a novel proprietary MitoXcel™ geropeptide designed to modulate mitochondrial function and selectively target senescent cells for self-elimination.

Eos is developing PTC-2105 initially for the treatment of:

●	Sarcopenia, characterized by progressive loss of skeletal muscle mass, strength, and physical function; and
●	Sarcopenic obesity, a condition in sarcopenic patients that includes simultaneous excess adiposity.

Advancing PTC-2105 Toward the Clinic

Eos is in the preclinical stage of development of PTC-2105 and is conducting IND-enabling studies to support the initiation of first-in-human clinical trials, which will be led by Roger A. Fielding, Ph.D., of the Jean Mayer USDA Human Nutrition Research Center on Aging at Tufts University, and Nathan K. LeBrasseur, Ph.D., Director of the Robert and Arlene Kogod Center on Aging at Mayo Clinic, as Co-Principal Investigators — two of the field’s leading authorities in sarcopenia and the biology of aging, respectively.

“In multiple well-controlled preclinical studies in naturally aged mice, PTC-2105 preferentially reduced overall and visceral fat while increasing lean mass and improving multiple measures of physical function, all simply by targeting the underlying mitochondrial mechanisms of aging,” said Dr. Slawin, inventor of MitoXcel™ technology. “Furthermore, we believe a true gerotherapeutic should provide a ‘lifespan extension dividend’ resulting from meaningful improvement in healthspan across a broad range of disease pathways, which is consistent with what we are seeing in long-term preclinical studies of PTC-2105 in treatment and control groups of naturally aged 80-week-old mice followed for more than 1 ½ years to their natural deaths.”

Advancing on an Emerging Therapeutic Field

Eos’s next generation mitochondria-targeted MitoXcel™ geropeptides, licensed from SENOTHERAPEUTIX, Inc., seek to build on the science behind Stealth Bio’s FORZINITY™ (elamipretide), a tetrapeptide (4 amino acids) recently granted accelerated approval by the FDA for the treatment of Barth syndrome, a rare, serious, and life-threatening disease characterized by muscle weakness, chronic fatigue, and low muscle mass. FORZINITY was granted accelerated approval based on improvement in knee extensor muscle strength. While Stealth Bio, recently renamed Mighty Therapeutics, is still required to conduct post-approval trials to confirm FORZINITY’s long term clinical effectiveness, FORZINITY remains the first FDA-approved therapy that directly targets mitochondria. Underscoring growing scientific interest in mitochondrial biology as a target in aging, a joint Mighty Therapeutics and University of Washington team was named a finalist and, in August 2026, a Milestone 2 Awardee in the $101 million XPRIZE Healthspan competition, based on pilot data evaluating elamipretide in older adults. While no relationship exists between the two companies, Eos’s programs are designed to further advance the inner mitochondrial membrane as a target through its next-generation MitoXcel™ geropeptides.

Proposed Merger with Pulmatrix, Inc.

As previously reported on the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2026, Pulmatrix, Inc. (Nasdaq: PULM) entered into an agreement (the “Merger Agreement”) and plan of merger (the “Merger”) with Eos SENOLYTIX, Inc. (“Eos”). If the proposed Merger is completed, the business of Eos will continue as the business of the combined company under the new ticker symbol MTXL. Merger-associated financings are expected to support advancement of the combined company’s pipeline through key clinical milestones. Additional information about the Merger Agreement was previously disclosed in a registration statement on Form S-4 (File No. 333-297342) initially filed with the SEC on July 9, 2026, as amended on August 3, 2026, August 7, 2026, September 4, 2026, and September 17, 2026. This preliminary proxy statement/prospectus is subject to completion, and Pulmatrix, Inc. (“Pulmatrix”). is asking stockholders to vote at the special meeting of stockholders of Pulmatrix on October 16, 2026, unless postponed or adjourned to a later date. The proposed Merger is anticipated to close shortly thereafter, subject to customary closing conditions.

About Pulmatrix, Inc. Pulmatrix is a biopharmaceutical company that has focused on the development of novel inhaled therapeutic products intended to prevent and treat migraine and respiratory diseases with important unmet medical needs using its patented iSPERSE™ technology. Pulmatrix’s proprietary product pipeline includes treatments for central nervous system (“CNS”) disorders such as acute migraine and serious lung diseases such as Chronic Obstructive Pulmonary Disease (“COPD”) and allergic bronchopulmonary aspergillosis (“ABPA”). Pulmatrix’s product candidates are based on its proprietary engineered dry powder delivery platform, iSPERSE™, which seeks to improve therapeutic delivery to the lungs by optimizing pharmacokinetics and reducing systemic side effects to improve patient outcomes. For more on the Company’s inhaled product candidates please visit:  https://www.pulmatrix.com/pipeline.html.

About Eos SENOLYTIX, Inc. Eos SENOLYTIX is a biotechnology company focused on developing first-in-class gerotherapeutic peptide medicines that target the underlying biological mechanisms of aging. Eos’s product candidates, PTC-2105 and PTC-2107, both proprietary MitoXcel™ geropeptides, have demonstrated the ability to rejuvenate naturally aged mice via two separate mechanisms, both via a single, aging-specific target, the mitochondrial membrane potential (MMP), also called the “Δψm”. These two mechanisms include (1) Restoring the reduced mitochondrial and ATP production efficiency in aging cells; and (2) Promoting the selective apoptotic self-elimination of senescent cells. Eos is led by Kevin Slawin, M.D., Founder and Chief Executive Officer, a physician-scientist and serial biotechnology entrepreneur with decades of experience in translational medicine, drug development, and company formation. Dr. Slawin was the founder of Bellicum Pharmaceuticals, Inc., an early pioneer in CAR T cell therapies, and has founded and is currently leading multiple life sciences ventures focused on aging biology and mitochondrial therapeutics. He is supported by a team of experienced biotechnology executives, scientists, and advisors with prior leadership roles at major pharmaceutical companies, academic medical centers, and emerging biotechnology firms. For more information, visit https://eossenolytix.com

Forward-Looking Statements. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release are forward-looking statements. Forward-looking statements may be identified by words such as “anticipates,” “assumes,” “believes,” “can,” “could,” “estimates,” “expects,” “forecasts,” “guides,” “intends,” “is confident that,” “may,” “plans,” “seeks,” “projects,” “targets,” and “would,” and their opposites and similar expressions. Such forward-looking statements are based on the beliefs of management as well as assumptions made by and information currently available to management and include, but are not limited to, the Pulmatrix-Eos Proposed Merger. Forward-looking statements in this press release include, but are not limited to, statements regarding: the proposed Merger with Pulmatrix, including the expected timing of closing, date and time of the special meeting, and the ability to satisfy customary closing conditions and obtain stockholder approval; the expected therapeutic benefits and clinical potential of PTC-2105; the anticipated advancement of the combined company’s pipeline through key clinical milestones; the ability to obtain Merger-associated financings; and the expected Nasdaq listing under the ticker symbol MTXL. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to: the risk that the conditions to closing of the proposed Merger are not satisfied, including the failure to obtain stockholder approval; uncertainties as to the timing of completion of the proposed Merger; risks related to the ability to obtain necessary financings to support the combined company’s operations; the risk that preclinical results may not translate into clinical outcomes; risks related to regulatory approvals and the timing thereof; risks related to maintaining the Nasdaq listing; and general market, economic, and business conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements will be contained in the proxy statement/prospectus filed and to be filed by Pulmatrix with the SEC in connection with the proposed Merger. Forward-looking statements speak only as of the date of this press release, and, except as required by law, neither Eos nor Pulmatrix undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

This communication relates to the proposed merger of PUOS Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Pulmatrix, Inc., a Delaware corporation (“Pulmatrix”), with and into Eos pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of March 26, 2026, by and among Pulmatrix, Merger Sub and Eos.

No Offer or Solicitation

This communication and the information contained herein is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE.

Important Additional Information about the Proposed Transaction Will be Filed with the SEC

This communication is not a substitute for the registration statement or for any other document that Pulmatrix may file with the SEC in connection with the proposed transaction. In connection with the proposed transaction, Pulmatrix has filed relevant materials with the SEC, including a registration statement on Form S-4 that contains a proxy statement/prospectus of Pulmatrix. PULMATRIX URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PULMATRIX, EOS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Pulmatrix with the SEC through the website maintained by the SEC at www.sec.gov. Stockholders are urged to read the proxy statement/prospectus and the other relevant materials available before making any voting or investment decision with respect to the Proposed Transaction. In addition, investors and stockholders should note that Pulmatrix communicates with investors and the public using its website (https://www.pulmatrix.com/investors.html/).

Participants in the Solicitation

Pulmatrix, Eos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information about Pulmatrix’s directors and executive officers, including a description of their interests in Pulmatrix, is included in Pulmatrix’s most recent Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 26, 2026, subsequent Quarterly Reports on Form 10-Q filed with the SEC, including any information incorporated therein by reference, as filed with the SEC, and other documents that may be filed from time to time with the SEC. Additional information regarding these persons and their interests in the proposed transaction is included in the proxy statement/prospectus relating to the proposed transaction filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Investor and Media Contact:

Sharon Kaplinsky

Email: skaplinsky@eossenolytix.com

Cell (USA): +1-646-502-6222

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